UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2023

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of Pyxis Tankers Inc. (the “Company”) entitled “Pyxis Tankers Announces Date for the Release of First Quarter 2023 Results and Related Conference Call & Webcast”.

Attached as Exhibit 99.2 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Announces Financial Results for the Three Months Ended March 31, 2023 & $2.0 Million Common Share Re-purchase Program”.

Attached as Exhibit 99.3 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements and the accompanying notes thereto of the Company as of March 31, 2023.

The information contained in Exhibit 99.3 of this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No 333-256167), initially filed with the U.S. Securities and Exchange Commission on May 14, 2021.

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Exhibit Index

Exhibit Number	Document

99.1	Press Release, dated May 12, 2023
99.2	Press Release, dated May 15, 2023
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed Consolidated Financial Statements as of March 31, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: May 19, 2023

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